INTRAWARE ANNOUNCES FIRST QUARTER FISCAL YEAR 2007 FINANCIAL RESULTS

ORINDA, Calif. - [July 13, 2006] – Intraware, Inc. (Nasdaq:ITRA), the leading provider of electronic software and license delivery and management solutions, today reported financial results for its first quarter of fiscal 2007 ended May 31, 2006. Since the beginning of the first quarter of fiscal 2007, the company has:

- Signed new SubscribeNet contracts, renewals (including multi-year renewals), and professional services contracts with a total value of $4.4 million;
- Increased the average annual contract value of its SubscribeNet customers for the third consecutive quarter to $187,000--once again, the highest value in several years;
- Signed 20 professional statements of work, exceeding previous quarter's record number;
- Grown the number of SubscribeNet service accounts by 12% and the number of end users by 18%, and surpassed the "one million SubscribeNet users" milestone ;
- Held a well-attended webinar promoting the Digital River relationship that yielded several active and ongoing pre-sales discussions;
- Finalized and signed its Strategic Alliance Agreement with Digital River;
- Partnered with Digital River to build an increasing pipeline of prospects interested in the advantages of the combined solution set and Intraware has a dedicated management team in place that is focused on this strategically important alliance;
- Added enhancements to the SubscribeNet administrative tool to help customers more efficiently manage their software and license delivery processes.

Total revenues for the first quarter of fiscal 2007 were $2.6 million, unchanged from the $2.6 million in the fourth quarter of fiscal 2006. Total online services and technology revenues, which relate to the SubscribeNet® service, increased by approximately $100,000 to $2.6 million in the first quarter of fiscal 2007 from $2.5 million in the fourth quarter of fiscal 2006.

Gross profit margins grew from 53% in the immediately preceding quarter to 59% in the first quarter of fiscal 2007. This improvement resulted from the increased contribution from online services and technology in the revenue mix following the termination of Alliance reimbursement revenues and their associated costs.

Net loss for the first quarter of fiscal 2007 was $(674,000), or $(0.11) cents per share, compared to a net loss of $(151,000), or $(0.02) cents per share, in the fourth quarter of last fiscal year. The first quarter fiscal 2007 results included approximately $287,000 of non-cash, stock-based compensation expense recognized in accordance with SFAS 123R and an approximate $152,000 gain associated with the settlement of a previously disclosed shareholder derivative action. The fourth quarter fiscal 2006 results included a gain of approximately $246,000 associated with the sale of the company's software services customer list in January of 2006.

The following table presents the stock compensation expense recognized in accordance with SFAS 123R during the 3 months ended May 31, 2006 (in rounded numbers):

Cost of revenues	$33,000
Sales and marketing	$56,000
Research and development	$26,000
General and administrative	$172,000
Total stock-based compensation	$287,000

Operating Highlights

Since the beginning of the first quarter of fiscal 2007, Intraware has signed SubscribeNet contracts with four new customers, including Navteq and Unica; renewed 11 existing SubscribeNet customers including i2 Technologies and Mentor Graphics; extended or provided additional technology solutions to six existing customers including SDL International; and commenced 20 professional services engagements with existing users of the SubscribeNet service, including Ingram Micro, Inc., and QAD, Inc. The Company also signed a sizable new agreement with IBM Websphere IIS (formerly Ascential Software) for electronic license delivery and management services, which replaced a smaller contract with Ascential Software for electronic software delivery that was terminated during the first quarter.

Intraware's SubscribeNet customer base currently consists of 51 customers. The total annual contract value of the SubscribeNet customer base is $9.5 million, which is a net increase of approximately $200,000 from the fourth quarter of fiscal year 2006. Offsetting growth in total annual contract value was contract value decreases related to the termination of four existing SubscribeNet customers. Intraware defines total annual contract value as, on any given date, the aggregate annual service fees paid or expected to be paid by Intraware's customers for services the company has contracted to provide during the then-current annual periods of the customers' respective contracts with the company. To be included in total annual contract value, service fees must be either contractually required to be paid, or expected to be paid, based on a minimum 12-month history of prior charges and payments that were not required by contractual minimums. Total annual contract value includes amounts that have been recognized as revenue as well as amounts that may be recognized as revenue in the future. Contract value is not necessarily indicative of current or future revenue in any given fiscal period.

Intraware continued to invest R&D efforts into the expansion of the SubscribeNet service during the first quarter of fiscal 2007. For example, the company added capabilities for export screening of licenses that are delivered outside of the U.S. and improved the tracking and reporting of email delivery status. Intraware also improved Section 508 usability for disabled users. The SubscribeNet service now meets a wide range of compliance requirements including revenue recognition, export compliance, data privacy, and non-U.S. delivery. In addition, the company added web services that enable customers to automate the download and installation of software updates and patches to their end users.

Peter Jackson, Chairman, Chief Executive Officer and President, said, "We are on target to achieve the goals that we set for ourselves: to become a cash-generating company by growing our SubscribeNet business and practicing stringent fiscal responsibility. Our gross margins continue to improve and we are continuing to focus on growing our customer base each quarter as we make progress towards becoming the de facto standard among digital delivery solution providers. Our strategic partnership with Digital River is deepening and beginning to deliver the benefits we envisioned. The most exciting part of this is that we believe that our best years lie ahead of us and that is why we are continuing to invest in our business and our market-leading technological capabilities."

Business Outlook

Intraware expects second quarter of fiscal year 2007 revenues to be between $2.6 million and $2.8 million. Excluding non-cash, stock-based compensation charges related to SFAS 123R, the net loss in the second quarter of fiscal 2007 is expected to range between $(0.5) million and $(0.7) million, or a net loss per share of between $(0.08) and $(0.11) cents per share. The company expects non-cash, stock-based compensation charges to be approximately $300,000 in the second quarter of fiscal 2007, or $(0.05) cents per share. The actual non-cash charge to earnings may vary from preliminary estimates due to the number of variables that impact the underlying calculation.

Conference Call and Web Cast Information
Management will host the quarterly conference call to discuss the financial and operating results from the first quarter of fiscal 2007 on July 13, 2006, beginning at 5:00 pm Eastern Time. A live broadcast of the conference call may be heard by dialing 719-457-2645 and entering confirmation code 8277457, or via webcast at http://www.intraware.com. For those unable to participate in the live call, a replay will be available for three months starting at 8:00 pm Eastern Time on July 13, 2006, and can be accessed by dialing 719-457-0820 and entering confirmation code 8277457.

Like most companies, Intraware will be taking live questions from professional investors but the complete call is open to all interested parties on a listen-only basis. Furthermore, Intraware will answer questions submitted by individual investors at any time prior to and during the call. Individual investors should send their questions via email to ir@intraware.com.

About Intraware, Inc.

Intraware, Inc. provides digital services that enable enterprise technology publishers to tie together licensing and software processes into a clean, simple customer experience. The Intraware SubscribeNet® service (patent pending) is a web-based delivery and support solution that enables technology companies to deliver, track and manage the software, licenses and other digital content they distribute to their global customer bases. Intraware's digital delivery and management solutions power business-to-business technology providers including Progress Software Inc., EMC Corporation, Sybase Inc., RSA Security Inc., and McKesson. Intraware is headquartered in Orinda, California and can be reached at 888-797-9773 or http://www.intraware.com.

Forward Looking Statements

This press release includes forward-looking statements within the meaning of the securities laws. These include forward-looking statements regarding the Company's anticipated financial results for the second quarter of fiscal 2007 and future quarters. Other forward-looking statements include those regarding the Company's expectations about achieving future profitability, customer growth and retention, the anticipated benefits of its relationship with Digital River, the Company's contract-value calculations (which are based upon certain assumptions regarding future revenue recognition), the value and effectiveness of recent and planned enhancements to the Company's SubscribeNet offering, the recognition of stock-based expenses under SFAS 123R, which are based upon estimates and assumptions regarding future events, and other statements that are not historical facts. Factors that could cause actual results to differ materially from those anticipated in this news release include: Lower than expected sales and higher than expected costs in the current and future quarters; the possibility that sales of the integrated Intraware-Digital River offering will fall short of expectations; the concentration of a substantial portion of Intraware's revenues in a small number of customers, which makes Intraware's revenues and contract value vulnerable to unexpected decreases due to cancellations resulting from mergers, in-house development of alternate systems, or other factors; increases in spending on product development or acquisition, which are not offset by revenue increases; any significant reduction in corporate technology spending due to macroeconomic factors, geopolitical events or other occurrences; any significant failure by customers to pay service fees owed to Intraware under their respective contracts; an inability by the company to reduce operating costs quickly enough to offset any unexpected weakness in sales; and the introduction or aggressive marketing of competitive services and products by other companies. Intraware disclaims any obligation to update these forward-looking statements except as required by law. Further information on potential risks that could affect Intraware's financial results is included in Intraware's Form 10-K for the fiscal year ended February 28, 2006, which was filed with the SEC on April 21, 2006. Copies of this and other Intraware filings with the SEC are available from Intraware without charge or online at http://www.intraware.com.

INTRAWARE, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	For the three months ended	
	May 31, 2006	May 31, 2005
Revenues:		
Online services and technology	$ 2,613	$ 2,340
Alliance and reimbursement	-	503
Related party online services and technology	1	3
Total revenues	2,614	2,846
Cost of revenues:		
Online services and technology	1,064	1,122
Alliance and reimbursement	-	401
Total cost of revenues	1,064	1,523
Gross profit	1,550	1,323
Operating expenses:		
Sales and marketing	805	682
Product development	479	250
General and administrative	1,218	944
Total operating expenses	2,502	1,876
Loss from operations	(952)	(553)
Interest expense	(11)	(19)
Interest and other income and expenses, net	289	53
Net loss	$ (674)	$ (519)
Basic and diluted net loss per share	$ (0.11)	$ (0.09)
Weighted average shares - basic and diluted	6,119	6,052

INTRAWARE, INC.
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands, except per share amounts)

	May 31, 2006	February 28, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 12,331	$ 12,650
Accounts receivable, net	1,675	1,682
Costs of deferred revenue	371	393
Other current assets	374	329
Total current assets	14,751	15,054
Costs of deferred revenue, less current portion	339	244
Property and equipment, net	597	620
Other assets	168	146
Total assets	$ 15,855	$ 16,064
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK & STOCKHOLDERS' EQUITY		
Current liabilities:		
Notes payable	$ 361	$ 372
Accounts payable	656	478
Accrued expenses	751	804
Deferred revenue	2,136	2,192
Total current liabilities	3,904	3,846
Deferred revenue, less current portion	211	136
Notes payable, less current portion	122	158
Total liabilities	4,237	4,140
Commitments and contingencies		
Redeemable convertible preferred stock; $0.0001 par value; 10,000 shares authorized:		
Series A; 28 shares issued and outstanding at May 31, 2006 and February 28, 2006, (aggregate liquidation preference of $500 at May 31, 2006 and February 28, 2006).	449	449
Series B; 1 shares issued and outstanding at May 31, 2006 and February 28, 2006, (aggregate liquidation preference of $6,000 and $6,300 at May 31, 2006 and February 28, 2006, respectively).	5,701	5,701
Total redeemable convertible preferred stock	6,150	6,150
Stockholders' equity:		
Common stock; $0.0001 par value; 25,000 shares authorized; 6,127 and 6,113 shares issued and outstanding at May 31, 2006 and February 28, 2006, respectively.	1	1
Additional paid-in-capital	164,118	163,756
Shareholder Receivable	6	-
Accumulated deficit	(158,657)	(157,983)
Total stockholders' equity	5,468	5,774
Total liabilities, redeemable convertible preferred stock and stockholders' equity	$ 15,855	$ 16,064

INTRAWARE, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the three months ended	
	May 31, 2006	May 31, 2005
Cash flows from operating activities:		
Net loss	$ (674)	$ (519)
Adjustments to reconcile net loss to net cash used		
in operating activities:		
Depreciation and amortization	105	148
Provision for (recovery of) doubtful accounts	(7)	3
Stock-based compensation	287	-
Amortization of discount on note payable	-	2
Changes in assets and liabilities:		
Accounts receivable	20	132
Costs of deferred revenue	(43)	1
Other assets	(66)	(102)
Accounts payable	153	197
Accrued liabilities	(53)	(206)
Deferred revenue	19	(77)
Related party deferred revenue	-	(2)
Net cash used in operating activities	(259)	(423)
Cash flows from investing activities:		
Purchases of property and equipment	(58)	(110)
Net cash used in investing activities	(58)	(110)
Cash flows from financing activities:		
Proceeds from notes payable	68	103
Principal payments on notes payable	(115)	(293)
Proceeds from common stock	45	64
Net cash used in financing activities	(2)	(126)
Net decrease in cash and cash equivalents	(319)	(659)
Cash and cash equivalents at beginning of the period	12,650	9,463
Cash and cash equivalents at end of the period	$ 12,331	$ 8,804
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 11	$ 17
Supplemental non-cash activity:		
Purchases of property and equipment included in accounts payable	$ 50	$ 8
Shareholder receivable for common stock purchase	$ 6	$ -

For More Information Contact:
Pierre Hirsch
Kalt Rosen & Co.
925-253-4545
ir@intraware.com